SCHEDULE 13D/ AMENDMENT #1

CUSIP 971867205		WILSHIRE FINANCIAL SERVICES GROUP INC.

There are no changes to the Schedule 13D, as amended except as follows:

Item 3.  Source and Amount of Funds or Other Consideration
Howard Amster, in his individual retirement accounts purchased additional shares with personal funds without borrowing.  The total
consideration for the purchases is                $ 219,340.75.

Amster Trading Company purchased additional shares with working capital without borrowing. The total consideration for the purchase is $ 78,750.00.

Ramat Securities Ltd purchased additional shares with working capital without borrowing. The total consideration of the purchases is $ 28,370.55.

Item 5.  Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 1,598,700 shares or 7.98 % of the outstanding shares.

Howard Amster in his individual retirement accounts owns 1,263,000 shares or 6.3 % of the outstanding shares.

Amster Trading company owns 170,000 shares or 0.85 % of the outstanding shares.

Ramat Securities Ltd owns 165,700 shares or 0.83 % of the outstanding shares.

c) Trades executed on the over-the-counter bulletin board as an open market transaction.

Identity		Date		Shares		Price		Executing broker
Howard Amster's	5/10/00	125,000	1.1875		Bear Stearns
Individual Retirement	5/12/00	    5,000	1.25		Bear Stearns
Accounts		7/27/00	  53,000	1.2185		Friedman, Billings

Amster Trading 	8/30/00	70,000		1.125		Friedman, Billings
Company








Ramat Securities Ltd			Shares bought
			5/8/00		2,000		1.1637		Jefferies & Co
			5/9/00		2,000		1.1637		Jefferies & Co
			5/10/00	3,000		1.1612		Jefferies & Co
			5/15/00	2,000		1.2575		Jefferies & Co
			5/17/00	2,000		1.2575		Jefferies & Co
			5/18/00	2,000		1.2575		Jefferies & Co
			7/25/00	3,500		1.1875		Bear Stearns
			7/27/00	7,000		1.2187		Friedman, Billings

					Shares sold
			5/19/00	   500		1.1875		Bear Stearns
			5/22/00	2,400		1.1875		Bear Stearns
			5/22/00	1,400		1.25		Bear Stearns
			5/25/00	2,000		1.8125		Bear Stearns
			5/25/00	1,500		1.875		Bear Stearns

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we	certify that the information set forth in
		this statement is true,	complete and correct.



Date: 8/31/00	Howard Amster	Amster Trading Company	  Ramat Securities Ltd